Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

March 20, 2006

Dear Sirs:	All applicable Exchanges and Commissions

Subject:	SUTCLIFFE RESOURCES LTD.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 86932E101/CA86932E1016/COMMON
3.	CUSIP/Class of Security entitled to vote	: 86932E101/CA86932E1016/COMMON
4.	Record Date for Notice	: 25 Apr 2006
5.	Record date for Voting	: 25 Apr 2006
6.	Beneficial Ownership determination date	: 25 Apr 2006
7.	Meeting Date	: 25 May 2006
8.	Meeting Location	: Vancouver BC

Yours Truly

Linda Kelly
Meeting Specialist
Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9
Tel: 604.661.9400 Ext 4083
Fax: 604.661.9401